SILVERWOOD PARTNERS LLC
SEC FILE NO: 8-53495

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2025

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

SILVERWOOD PARTNERS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of Financial Condition	4
Notes to Financial Statements	5 - 10

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53495

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silverwood Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Pleasant Street
(No. and Street)

Sherborn	MA	01170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Hodson-Walker	508-651-2194	jhw@silverwoodpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

3111 N University Drive, Suite 621	Coral Springs	Florida	33065
(Address)	(City)	(State)	(Zip Code)

April 10, 2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jonathan Hodson-Walker_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Silverwood Partners, LLC_____, as of _December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Jonathan Hodson-Walker_

Title: _MANAGING PARTNER_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Silverwood Partners, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Silverwood Partners, LLC** as of December 31, 2025 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **Silverwood Partners, LLC** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Silverwood Partners, LLC's** management. Our responsibility is to express an opinion on **Silverwood Partners, LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Silverwood Partners, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Silverwood Partners, LLC's** auditor since 2019.

Assurance Dimensions, LLC
Coral Springs, Florida
February 27, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

SILVERWOOD PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

ASSETS		
Cash	$	163,344
Accounts receivable, net		81,000
TOTAL CURRENT ASSETS		244,344
Property and equipment, net		1,575
TOTAL ASSETS	$	245,919

<u>LIABILITIES AND MEMBERS' EQUITY</u>

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	32,640
Due to a related party		35,318
Commission payable		1,000
TOTAL LIABILITIES		68,958
MEMBERS' EQUITY		176,961
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	245,919

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Organization</u>

Silverwood Partners LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company is a limited liability company and shall have perpetual existence until it is dissolved, and its affairs are wrapped up in accordance with its operating agreement.

Note 2 - <u>Summary of Significant Accounting Policies</u>

(a) <u>Segment Reporting</u>

On January 1, 2024, the Company adopted ASU 2023-07 - Segment Reporting, for improved disclosure regarding reportable segments. The Company's Chief Operating Decision Maker ("CODM") is solely the Managing Partner and Managing Member. Due to the similarities and related nature of the broker-dealer's products, the CODM aggregates and evaluates the broker-dealer's mergers and acquisitions advice, and private placement of securities advice, as a single reporting segment under the umbrella of financial products. The metrics used by the CODM to assess the performance of the Company's operating activities include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's products, under a single business segment, investment banking, have similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

(b) Basis of Preparation and Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the U.S ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") as contained in the Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) <u>Credit Risk</u>

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation (FDIC") insures up to $250,000 for each depositor. The Company has not experienced any losses in such

Note 2 - Summary of Significant Accounting Policies (continued)

(c) Credit Risk (continued)

accounts and does not believe they are exposed to any significant credit risks. The Company had $0 of cash in excess of the FDIC limit at December 31, 2025.

(d) Accounts Receivable and Allowance for Credit Losses

On January 1, 2024, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company carries its accounts receivable at amounts invoiced for services less a provision for credit losses, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company charges interest on certain past-due accounts receivable and the related interest income is recorded when received. The Company did not record interest income on its past due accounts during 2025. As of December 31, 2025, the Company had $81,000 in accounts receivable net of the $0 in recorded allowance for credit losses. For the year ended, December 31, 2025, the provision for credit losses was $63,500.

(e) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(f) Income Taxes

The Company is a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements because such taxes, if any, are the responsibility of the members. Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. The Company has reviewed its pass-through status and has determined that this position is not subject to significant uncertainty.

Note 2 - Summary of Significant Accounting Policies (continued)

(f) Income Taxes (continued)

The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by those authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2022. Currently, there are no income tax audits in process.

(g) Pass-Through Entity Excise Tax

The Company, an eligible pass-through entity, has elected to pay a pass-through entity excise tax ("PTE Excise"). By making this election annually, the Company will be subject to a 5% PTE Excise. Qualified members of an electing PTE Excise are eligible for a credit equal to 90% of a member's distributive share of PTE Excise paid. There was no PTE tax paid for the year ended December 31, 2025.

(h) Leases

The Company accounts for Leases under Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASC 842") which requires the Company to recognize a right-of-use asset and liability on the balance sheet for all leases, with the exception of short-term leases. The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability. Accounting for the standard did not have a material impact on the Company's net income, financial position, and cash flows. The Company does not have any leases which meet the criteria.

(i) Fair Value Measurement of Financial Assets and Liabilities

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (i.e., supported by little or no market activity).

Note 2 - Summary of Significant Accounting Policies (continued)

(i) Fair Value Measurement of Financial Assets and Liabilities (continued)

At December 31, 2025, the carrying value of the Company's financial instruments, such as cash, accounts payable and accrued expenses, and due to a related party, approximate their fair values due to their short-term maturities.

Note 3 - Contracts with Customers

The Company did not have any contract assets or contract liabilities as of December 31, 2025. The movement in the Company's receivables for the year ended December 31, 2025, are as follows:

Balance at January 1, 2025	$ -
Net change on receivable balances	144,500
Less: bad debt expense	(63,500)
Balance at December 31, 2025	$ 81,000

Note 4 - Property and Equipment, Net

Land improvements	$ 13,500
	13,500
Less accumulated depreciation	(11,925)
Property and equipment, net	$ 1,575

Depreciation expense was $900 for the year- ended December 31, 2025.

Note 5 - Related Party Transactions

The Company leases its office from an individual related to the Company's majority member under a non-cancelable operating lease expiring on March 30, 2026. The lease provides for monthly payments of $9,000 and requires the Company to pay real estate taxes and certain other operating expenses. The lease is for a duration of one year.

Note 5 - Related Party Transactions (continued)

Because of the one-year lease, Accounting For Leases does not apply. Also, the Company has a license agreement for certain intellectual property with its majority member. The terms are for the Company to pay an annual fee of $6,000.

The Company had $35,318 owed to the related party member at December 31, 2025, which is included due to related party in the accompanying Statement of Financial Condition.

Note 6 - Retirement Plan

The Company sponsors a defined contribution retirement plan covering substantially all employees and members. Contributions to the plan are based on a participant's annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by law.

The Company is required to match 100% of the first 3% contributed to the plan by participants and 50% of the next 2% of compensation included. These contributions amounted to $20,260. There were no discretionary contributions to the plan in the year ended December 31, 2025.

Note 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025 the Company had net capital of $94,386 which was $89,386 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.73 to 1.

Note 9 - Contingencies

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate. There was no accrual for contingencies as of December 31, 2025.

SILVERWOOD PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 10 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through February 27, 2026, the date the financial statements were approved and authorized for issuance by management. Subsequent from the Statement of Financial Condition date December 31, 2025, the Company received capital contributions totaling $ 125,000.